February 14, 1994


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                          Schedule 13G
                 Baldwin Piano and Organ Company


Dear Sirs:

This notice is to inform you of an electronic filing (via EDGAR), for SoGen International Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser, Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser"), of an Amendment No. 1 ("Amendment No. 1") to the Schedule 13G pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended, relating to the ownership by the Fund of common stock of Baldwin Piano and Organ Company, a Delaware corporation.
The Fund is an investment company registered as such under
Section 8 of the Investment Company Act of 1940, as amended, and the Adviser is an investment adviser registered as such under Section 203 of the Investment Advisers Act of 1940, as amended.

The Schedule 13G has been sequentially numbered in conformity with Rule 0-3(b).

Should you have any further concerns or require additional information do not hesitate to contact the undersigned at 212/399-1141, ext. 565.

Sincerely yours,



Philip J. Bafundo
Secretary


cc:  Baldwin Piano and Organ Company
     National Association of Securities Dealers, Inc.

                                                        3045

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                SCHEDULE 13G


            Information statement pursuant to Rule 13d-1 and 13d-2
                             (Amendment No. 1)(1)


                       Baldwin Piano and Organ Company
                                (Name of issuer)


                    Common Stock, Par Value $.01 per share
                        (Title of class of securities)


                                   058246109
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

(Continued on following page(s))

(Page 1 of 6 Pages)

______
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G


Page 2 of 6 Pages

CUSIP No. 058246109

 1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    SoGen International Fund, Inc.
    13-2672902

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                        (b) [ ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 5. SOLE VOTING POWER
    -0-

 6. SHARED VOTING POWER
    215,000  Shared with its investment adviser, Societe Generale Asset
            Management Corp.

 7. SOLE DISPOSITIVE POWER
    -0-

 8. SHARED DISPOSITIVE POWER
    215,000 Shared with its investment adviser, Societe Generale Asset
           Management Corp.

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    215,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.30%

12. TYPE OF REPORTING PERSON*
    IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G


Page 3 of 6 Pages

CUSIP No. 058246109

 1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Societe Generale Asset Management Corp.
    13-3557071

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                        (b) [ ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 5. SOLE VOTING POWER
    -0-

 6. SHARED VOTING POWER
    215,000 Shared with its investment advisory client SoGen International Fund, Inc.

 7. SOLE DISPOSITIVE POWER
    -0-

 8. SHARED DISPOSITIVE POWER
    215,000 Shared with its investment advisory client SoGen International
            Fund, Inc.

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    215,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.30%

12. TYPE OF REPORTING PERSON*
    IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13G
    UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1

          (a) Name of Issuer: Baldwin Piano and Organ
          Company (the "Issuer").

          (b) Address of Issuer's Principal Executive
          Offices: 422 Wards Corner Road, Loveland, Ohio
          45140-8390.

Item 2

          (a) Names of Persons Filing: SoGen International
          Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser Societe Generale Asset
          Management Corp., a Delaware corporation
          (the "Adviser").

          (b) Address of Principal Business Office: The principal business offices of the Fund and the Adviser are located at 50 Rockefeller Plaza, New
          York, NY 10020.

          (c) Citizenship: The Fund is a Maryland
          corporation. The Adviser is a Delaware
          corporation.

          (d) Title of Class of Securities: Common Stock,
          Par Value $.01 per share (the "Shares").

          (e) CUSIP Number:  058246109

Item 3

          The persons filing this Schedule 13G are:

          (c) an investment company registered under Section
          8 of the Investment Company Act of 1940, as amended (the "Fund"), and

          (d) an investment adviser registered under Section
          203 of the Investment Advisers Act of 1940, as amended (the "Adviser").

Schedule 13G

Item 4    Ownership

          (a) Amount Beneficially Owned: The Fund beneficially owns 215,000 Shares. The Adviser, by virtue of its powers under its investment advisory contract with the Fund, may be deemed to be a beneficial owner of such Shares.

          (b) Percentage of class: The Fund beneficially owns 6.30% of the outstanding Shares. The Adviser may be deemed to be the beneficial owner of 6.30% of the outstanding Shares.

          (c) Number of Shares As to Which Such Persons
          Have:

              (i)  sole power to vote or direct the vote:
                   215,000

             (ii)  shared power to vote or direct the vote:
                   None

            (iii)  sole power to dispose or to direct the
                   disposition of: 215,000

             (iv) shared power to dispose or to direct the disposition of: None

Item 5    Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person

          Not Applicable.

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported On By the Parent Holding Company

          Not Applicable.

Item 8 Identification and Classification of Members of the Group

          Not Applicable.

Item 9    Notice of Dissolution of Group

          Not Applicable.

Schedule 13G


Item 10   Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 14, 1994

                      SOGEN INTERNATIONAL FUND, INC.

                      By: /s/Jean-Marie Eveillard
                          Jean-Marie Eveillard
                          President


                      SOCIETE GENERALE ASSET MANAGEMENT
                      CORP.

                      By: /s/Jean-Marie Eveillard
                          Jean-Marie Eveillard
                          President



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